Exhibit 99.2

JEFFS’ BRANDS LTD.
PROXY
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Viki Hakmon, the Company’s Chief Executive Officer, and Mr. Ronen Zalayet, the Company’s Chief Financial Officer, each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Jeffs’ Brands Ltd. (the “Company”) which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Meeting”) to be held at Company’s offices, 7 Mezada Street, Bnei Brak 5126112, Israel, on December 14, 2023, at 5:00 p.m. (Israel time) (11:00 AM Eastern time), and at any adjournments or postponements thereof, upon the following matter, which are more fully described in the Notice of the Meeting and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will not be voted FOR the Proposal described in the Proxy Statement. Any and all proxies heretofore given by the undersigned are hereby revoked.

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF
JEFFS’ BRANDS LTD.

TO BE HELD ON DECEMBER 14, 2023

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		For	Against	Abstain
1.	To approve and ratify the election of Mr. Israel Yakov Berenstein as an external director of the Company, for a period of three years.	☐	☐	☐
1.a.

Are you a controlling shareholder in the Company (as defined in the Proxy Statement), or do you have a personal interest (as defined in the Proxy Statement) in the approval of Proposal No. 1, excluding a personal interest that does not result from the shareholder’s relationship with the controlling shareholder? (Please note: If you do not mark either “Yes” or “No”, your shares will not be voted for Proposal No. 1).

		YES ☐		NO ☐

In their discretion, the proxy is authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on the Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.